FPC Exemption No. (82-836)

RECEIVED
2007 JAN -8 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Indofood
THE SYMBOL OF QUALITY FOODS

SUPPL
07020192
PROCESSED
JAN 1 0 2007
THOMSON FINANCIAL

PRESS RELEASE

SHAREHOLDERS OF INDOFOOD APPROVE THE PROPOSED REVERSE TAKEOVER OF CITYAXIS HOLDINGS LIMITED

Jakarta, December 22, 2006 - PT Indofood Sukses Makmur Tbk ("Indofood") has today obtained shareholders' approval at the Extraordinary General Meeting ("EGM") held today for the subscription of 90% new shares of PT Salim Ivomas Pratama ("SIMP") by Indofood Oil & Fats Pte. Ltd. ("IOFPL"), a wholly-owned subsidiary of Indofood Singapore Holdings Pte. Ltd. ("ISHPL"), which in turn is a subsidiary of Indofood, as well as the proposed Reverse Takeover ("RTO") and subsequent placement its new shares.

The RTO entails the exchange of ISHPL's 100% ownership of IOFPL shares for 9,982,000,000 new CityAxis shares, representing 98.67% of CityAxis' enlarged share capital. After the completion of the RTO, ISHPL will therefore become the majority shareholder of CityAxis and will result in a change in control of CityAxis.

In connection with the RTO, it is proposed that CityAxis will change its name to Indofood Agri Resources Ltd. ("IndoAgri"), to reflect its new ownership structure and businesses. IndoAgri will also carry out a Share Consolidation of every 10 existing IndoAgri shares into one consolidated share ("Consolidated Share") and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

The completion of the RTO is still subject to the approvals of shareholders of CityAxis, First Pacific Company Limited, Indofood's parent company, as well as regulatory authorities in Indonesia, Singapore and Hong Kong.

dlw 1/9

FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

SHAREHOLDERS OF INDOFOOD APPROVE THE PROPOSED REVERSE TAKEOVER OF CITYAXIS HOLDINGS LIMITED

Jakarta, December 22, 2006 - PT Indofood Sukses Makmur Tbk ("Indofood") has today obtained shareholders' approval at the Extraordinary General Meeting ("EGM") held today for the subscription of 90% new shares of PT Salim Ivomas Pratama ("SIMP") by Indofood Oil & Fats Pte. Ltd. ("IOFPL"), a wholly-owned subsidiary of Indofood Singapore Holdings Pte. Ltd. ("ISHPL"), which in turn is a subsidiary of Indofood, as well as the proposed Reverse Takeover ("RTO") and subsequent placement its new shares.

The RTO entails the exchange of ISHPL's 100% ownership of IOFPL shares for 9,982,000,000 new CityAxis shares, representing 98.67% of CityAxis' enlarged share capital. After the completion of the RTO, ISHPL will therefore become the majority shareholder of CityAxis and will result in a change in control of CityAxis.

In connection with the RTO, it is proposed that CityAxis will change its name to Indofood Agri Resources Ltd. ("IndoAgri"), to reflect its new ownership structure and businesses. IndoAgri will also carry out a Share Consolidation of every 10 existing IndoAgri shares into one consolidated share ("Consolidated Share") and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

The completion of the RTO is still subject to the approvals of shareholders of CityAxis, First Pacific Company Limited, Indofood's parent company, as well as regulatory authorities in Indonesia, Singapore and Hong Kong.

announcement

FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

SHAREHOLDERS OF INDOFOOD APPROVE THE PROPOSED REVERSE TAKEOVER OF CITYAXIS HOLDINGS LIMITED

Jakarta, December 22, 2006 - PT Indofood Sukses Makmur Tbk ("Indofood") has today obtained shareholders' approval at the Extraordinary General Meeting ("EGM") held today for the subscription of 90% new shares of PT Salim Ivomas Pratama ("SIMP") by Indofood Oil & Fats Pte. Ltd. ("IOFPL"), a wholly-owned subsidiary of Indofood Singapore Holdings Pte. Ltd. ("ISHPL"), which in turn is a subsidiary of Indofood, as well as the proposed Reverse Takeover ("RTO") and subsequent placement its new shares.

The RTO entails the exchange of ISHPL's 100% ownership of IOFPL shares for 9,982,000,000 new CityAxis shares, representing 98.67% of CityAxis' enlarged share capital. After the completion of the RTO, ISHPL will therefore become the majority shareholder of CityAxis and will result in a change in control of CityAxis.

In connection with the RTO, it is proposed that CityAxis will change its name to Indofood Agri Resources Ltd. ("IndoAgri"), to reflect its new ownership structure and businesses. IndoAgri will also carry out a Share Consolidation of every 10 existing IndoAgri shares into one consolidated share ("Consolidated Share") and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

The completion of the RTO is still subject to the approvals of shareholders of CityAxis, First Pacific Company Limited, Indofood's parent company, as well as regulatory authorities in Indonesia, Singapore and Hong Kong.